

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER [ ], 2016

PROSPECTUS

10,615,152 Shares

smartsand®

Smart Sand, Inc.

Common Stock

This is our initial public offering. We are offering 9,100,000 shares of common stock and the selling stockholders are offering 1,515,152 shares of common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $15.00 and $18.00 per share. We have applied to list our common stock on the NASDAQ Global Market under the symbol "SND." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, or JOBS Act.

You should consider the risks we have described in "Risk Factors" beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Smart Sand, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1) We refer you to "Underwriting" beginning on page 127 of this prospectus for additional information regarding underwriting compensation.

The selling stockholders have granted the underwriters the option to purchase up to an additional 1,592,273 shares of common stock on the same terms and conditions if the underwriters sell more than 10,615,152 shares of common stock in this offering. We will not receive any proceeds from the sale of shares held by the selling stockholders.

The underwriters expect to deliver the common stock on or about , .

Credit Suisse **Goldman, Sachs & Co.**

Jefferies

Simmons & Company International
Energy Specialists of Piper Jaffray **Tudor, Pickering, Holt & Co.** **Deutsche Bank Securities**

The date of this prospectus is , .

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the financial statements and the notes to those financial statements included in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes an initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and that the underwriters do not exercise their option to purchase additional shares. You should read "Risk Factors" for more information about important risks that you should consider carefully before buying our common stock.

Unless the context otherwise requires, references in this prospectus to "Smart Sand, Inc.," "our company," "we," "our" and "us," or like terms, refer to Smart Sand, Inc. and its subsidiaries. References to the "selling stockholders" refer to the selling stockholders that are offering shares of common stock in this offering and have granted the underwriters an option to purchase additional shares to cover any over-allotments. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page A-1 of this prospectus.

Smart Sand, Inc.

Overview

We are a pure-play, low-cost producer of high-quality Northern White raw frac sand, which is a preferred proppant used to enhance hydrocarbon recovery rates in the hydraulic fracturing of oil and natural gas wells. We sell our products primarily to oil and natural gas exploration and production companies, such as EOG Resources, and oilfield service companies, such as Weatherford, under a combination of long-term take-or-pay contracts and spot sales in the open market. We believe that the size and favorable geologic characteristics of our sand reserves, the strategic location and logistical advantages of our facilities and the industry experience of our senior management team have positioned us as a highly attractive source of raw frac sand to the oil and natural gas industry.

We own and operate a raw frac sand mine and related processing facility near Oakdale, Wisconsin, at which we have approximately 244 million tons of proven recoverable sand reserves and approximately 92 million tons of probable recoverable sand reserves as of June 30, 2016, respectively. We began operations with 1.1 million tons of processing capacity in July 2012 and expanded to 2.2 million tons capacity in August 2014 with an additional expansion to 3.3 million tons in September 2015. Our integrated Oakdale facility, with on-site rail infrastructure and wet and dry sand processing facilities, has access to two Class I rail lines and enables us to process and cost-effectively deliver up to approximately 3.3 million tons of raw frac sand per year. We believe that with further development and permitting the Oakdale facility could ultimately be expanded to allow production of up to 9 million tons of raw frac sand per year.

In addition to the Oakdale facility, we own a second property in Jackson County, Wisconsin, which we call the Hixton site. The Hixton site is also located adjacent to a Class I rail line and is fully permitted to initiate operations and is available for future development. As of August 2014, our Hixton site had approximately 100 million tons of proven recoverable sand reserves.

For the year ended December 31, 2015 and six months ended June 30, 2016, we generated net income (loss) of approximately $5.0 million and $(2.0) million, respectively, and Adjusted EBITDA of approximately $23.9 million and $6.4 million, respectively. For the definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles ("GAAP"), please read "Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures."

In addition to the Oakdale facility, we own the Hixton site in Jackson County, Wisconsin. The Hixton site is a second fully permitted location adjacent to a Class I rail line that is fully permitted to initiate operations and is available for future development. As of August 2014, our Hixton site had approximately 100 million tons of proven recoverable sand reserves.

- *Intrinsic logistics advantage*. We believe that we are one of the few raw frac sand producers with a facility custom-designed for the specific purpose of delivering raw frac sand to all of the major U.S. oil and natural gas producing basins by an on-site rail facility that can simultaneously accommodate multiple unit trains. Our on-site transportation assets at Oakdale include approximately seven miles of rail track in a double-loop configuration and three rail car loading facilities that are connected to a Class I rail line owned by Canadian Pacific. We believe our customized on-site logistical configuration typically yields lower operating and transportation costs compared to manifest train or single-unit train facilities as a result of our higher rail car utilization, more efficient use of locomotive power and more predictable movement of product between mine and destination. In addition, we have recently constructed a transload facility on a Class I rail line owned by Union Pacific in Byron Township, Wisconsin, approximately 3.5 miles from the Oakdale facility. This transload facility allows us to ship sand directly to our customers on more than one Class I rail carrier. This facility commenced operations in June 2016 and provides increased delivery options for our customers, greater competition among our rail carriers and potentially lower freight costs. With the addition of this transload facility, we believe we are the only mine in Wisconsin with dual served railroad shipment capabilities on the Canadian Pacific and Union Pacific rail networks. Our Hixton site is also located adjacent to a Class I rail line.

- *Significant organic growth potential*. We believe that we have a significant pipeline of attractive opportunities to expand our sales volumes and our production capacity at our Oakdale facility, which commenced commercial operations in July 2012 and was expanded to 3.3 million tons of annual processing capacity in September 2015. We currently have one wet plant and one dryer in storage at Oakdale that would allow us to increase our annual processing capacity to approximately 4.4 million tons should market demand increase sufficiently to warrant capacity expansion. We believe these units could be installed and operational in approximately six to nine months from commencement of construction. We believe, under current regulations and permitting requirements, that we can ultimately expand our annual production capacity at Oakdale to as much as 9 million tons. Other growth opportunities include the ability to expand our Byron Township transload facility to handle multiple unit trains simultaneously and to invest in transload facilities located in the shale operating basins. Investments in additional rail loading facilities should enable us to provide more competitive transportation costs and allow us to offer additional pricing and delivery options to our customers. We also have opportunities to expand our sales into the industrial sand market which would provide us the opportunity to diversify our customer base and sales product mix.

  Additionally, as of July 31, 2016, we have approximately 2.1 million tons of washed raw frac sand inventory at our Oakdale facility available to be processed through our dryers and sold in the market. This inventory of available washed raw frac sand provides us with the ability to quickly meet changing market demand and strategically sell sand on a spot basis to expand our market share of raw frac sand sales if market conditions are favorable.

- *Strong balance sheet and financial flexibility*. We believe that as a public company we will have a strong balance sheet and ample liquidity to pursue our growth initiatives. At the closing of this offering, we expect to have approximately $45 million in liquidity from cash on hand. In addition, in connection with the repayment in full and retirement of our existing credit facility with a portion of the proceeds of this offering, we are in the process of negotiating a new $40 to 50 million revolving credit facility, which we expect will be effective at or shortly after the completion of this offering. Additionally, unlike some of our peers, we have minimal exposure to unutilized rail cars. We currently have 855 rail cars under long-term leases, of which 710 are currently rented to our customers, which minimizes our exposure to storage shale basins to increase our customized service offerings and provide our customers with additional delivery and pricing alternatives, including selling product on an "as-delivered" basis at our target shale basins.

- *Focusing on being a low-cost producer and continuing to make process improvements*. We will focus on being a low-cost producer, which we believe will permit us to compete effectively for sales of raw frac sand and to achieve attractive operating margins. Our low-cost structure results from a number of key attributes, including, among others, our (i) relatively low royalty rates compared to other industry participants, (ii) balance of coarse and fine mineral reserve deposits and corresponding contractual demand that minimizes yield loss and (iii) Oakdale facility's proximity to two Class I rail lines and other sand logistics infrastructure, which helps reduce transportation costs, fuel costs and headcount needs. We have strategically designed our operations to provide low per-ton production costs. For example, we completed the construction of a natural gas connection to our Oakdale facility in October 2015 that provides us the optionality to source lower cost natural gas (as compared to propane under current commodity pricing) as a fuel source for our drying operations. In addition, we seek to maximize our mining yields on an ongoing basis by targeting sales volumes that more closely match our reserve gradation in order to minimize mining and processing of superfluous tonnage and continue to evaluate the potential of mining by dredge to reduce the overall cost of our mining operations.

- *Pursuing accretive acquisitions and greenfield opportunities*. At the closing of this offering, we expect to have approximately $45 million of liquidity in the form of cash on hand and anticipate entering into a new $40 to 50 million revolving credit facility with third-party lenders at or shortly after the completion of this offering. We believe this level of liquidity will position us to pursue strategic acquisitions to increase our scale of operations and our logistical capabilities as well as to potentially diversify our mining and production operations into locations other than our current Oakdale and Hixton locations. We may also grow by developing low-cost greenfield projects, where we can capitalize on our technical knowledge of geology, mining and processing.

- *Maintaining financial strength and flexibility*. We plan to pursue a disciplined financial policy to maintain financial strength and flexibility. We believe that our cash on hand, expected borrowing capacity and ability to access debt and equity capital markets after this offering will provide us with the financial flexibility necessary to achieve our organic expansion and acquisition strategy.

Our Assets and Operations

Our Oakdale facility is purpose-built to exploit the reserve profile in place and produce high-quality raw frac sand. Unlike some of our competitors, our mine, processing plants and primary rail loading facilities are in one location, which eliminates the need for us to truck sand on public roads between the mine and the production facility or between wet and dry processing facilities. Our on-site transportation assets include approximately seven miles of rail track in a double-loop configuration and three rail car loading facilities that are connected to a Class I rail line owned by Canadian Pacific, which enables us to simultaneously accommodate multiple unit trains and significantly increases our efficiency in meeting our customers' raw frac sand transportation needs. We ship a substantial portion of our sand volumes (approximately 56% from April 1, 2016 to July 31, 2016) in unit train shipments through rail cars that our customers own or lease and deliver to our facility. We believe that we are one of the few raw frac sand producers with a facility custom-designed for the specific purpose of delivering raw frac sand to all of the major U.S. oil and natural gas producing basins by an on-site rail facility that can simultaneously accommodate multiple unit trains. Our ability to handle multiple rail car sets allows for the efficient transition of locomotives from empty inbound trains to fully loaded outbound trains at our facility.

We believe our customized on-site logistical configuration yields lower overall operating and transportation costs compared to manifest train or single-unit train facilities as a result of our higher rail car utilization, more

Our Hixton Site

Facility Characteristic	Description
Site geography	Situated on 959 contiguous acres with access to a Canadian National Class I rail line.
Proven recoverable reserves........	100 million tons.
Deposits	Sand reserves with an average thickness of 120 feet; grade mesh sizes 20/40, 30/50, 40/70 and 100 mesh.
Proven reserve mix...............	Approximately 72% of 70 mesh and coarser substrate and approximately 28% of 100 mesh substrate.
Logistics capabilities	Planned on-site transportation infrastructure capable of simultaneously accommodating multiple unit trains and connected to the Canadian National rail network.
Royalties	$0.50 per ton sold of 70 mesh or coarser substrate.

Our Customers and Contracts

We sell raw frac sand under long-term take-or-pay contracts as well as in the spot market if we have excess production and the spot market conditions are favorable. Beginning January 1, 2017, we will have approximately 1.0 million tons of average annual production (or approximately 30.6% of our current annual production capacity) contracted under long-term take-or-pay contracts, with a volume-weighted average remaining term of approximately 3.7 years. For the year ended December 31, 2015 and the six months ended June 30, 2016, we generated approximately 96.4% and 99.6%, respectively, of our revenues from raw frac sand delivered under long-term take-or-pay contracts.

Demand for proppants in 2015 and through the first half of 2016 has dropped due to the downturn in commodity prices since late 2014 and the corresponding reduction in oil and natural gas drilling, completion and production activity. This change in demand has impacted contract discussions and negotiated terms with our customers as existing contracts have been adjusted resulting in a combination of reduced average selling prices per ton, adjustments to take-or-pay volumes and length of contract. We believe we have mitigated the short-term negative impact on revenues of some of these adjustments through contractual shortfall and reservation payments. In the current market environment, customers have begun to purchase more volumes on a spot basis as compared to committing to term contracts, and we expect this trend to continue in the near term until oil and natural gas drilling and completion activity begins to increase. However, should drilling and completion activity return to higher levels, we believe customers would more actively consider contracting proppant volumes under term contracts rather than continuing to rely on buying proppant on a spot basis in the market.

Third Quarter 2016 Sales Volumes

We sold approximately 229,000 tons of sand in the three months ended September 30, 2016, compared to approximately 193,000 tons of sand sold in the three months ended June 30, 2016, a quarter-over-quarter increase of approximately 19%. We are currently in the process of finalizing our financial results for the third quarter 2016.

THE OFFERING

Issuer	Smart Sand, Inc.
Common stock offered by us.	9,100,000 shares.
Common stock offered by the selling stockholders	1,515,152 shares.
Common stock outstanding after this offering	31,638,712 shares.
Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 1,592,273 additional shares of our common stock held by the selling stockholders to cover over-allotments.
Shares held by our selling stockholders after this offering.	21,009,979 shares (or 19,417,707 shares, if the underwriters exercise in full their option to purchase additional shares).
Use of proceeds	We expect to receive approximately $138.6 million of net proceeds, based upon the assumed initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us.
	We intend to use a portion of the net proceeds from this offering to redeem all of the outstanding shares of our Redeemable Series A Preferred Stock ("Preferred Stock"), to repay in full the outstanding indebtedness under our existing revolving credit facility, which will be terminated, and the remaining net proceeds for general corporate purposes. Please read "Use of Proceeds."
	We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including pursuant to any exercise by the underwriters of their option to purchase additional shares of our common stock from the selling stockholders.
Registration rights agreement	Pursuant to a registration rights agreement, we will, subject to the terms and conditions thereof, agree to register the shares of our common stock owned by certain stockholders, including the selling stockholders, following the closing of this offering. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."
Dividend policy	We do not anticipate paying any cash dividends on our common stock. In addition, we expect the new revolving credit facility that we are in the process of negotiating will place certain restrictions on our ability to pay cash dividends. Please read "Dividend Policy."

Listing and trading symbol	We have applied to list our common stock on the NASDAQ Global Market (the "NASDAQ") under the symbol "SND."
Risk factors.	You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our common stock.

The information above includes 350,167 shares of voting, but unvested, restricted stock. The information above does not include shares of common stock reserved for issuance pursuant to the 2016 Plan (as defined in "Executive Compensation—Equity Compensation Plans—2016 Incentive Award Plan"). Additionally, the information above does not include 3,998,896 shares of common stock that are issuable upon the exercise of outstanding warrants held by certain of our existing stockholders that we expect to be exercisable shortly after the completion of this offering. Assuming all warrants are exercised, we will have 35,637,609 shares of common stock outstanding and our selling stockholders will hold 25,008,876 shares of our common stock (or 23,416,603 shares, if the underwriters exercise in full their option to purchase additional shares).

	Year Ended December 31,		Six Months Ended June 30,	
	2015	2014	2016	2015
			(unaudited)	(unaudited)
	(in thousands, except per share data)			
Balance Sheet Data (at period end):				
Property, plant and equipment, net	$108,928	$ 85,815	$106,451	$107,398
Total assets	133,050	109,629	123,963	125,948
Total stockholders' equity (deficit)(1)	3,729	(1,957)	2,103	(694)
Cash Flow Statement Data:				
Net cash provided by operating activities	$ 30,703	$ 22,137	$ 6,070	$ 11,446
Net cash used in investing activities	(29,375)	(30,888)	(690)	(21,806)
Net cash provided by (used in) financing activities	1,766	7,434	(7,408)	9,983
Other Data:				
Capital expenditures(4)	$ 28,102	$ 34,719	$ (1,365)	$ 22,624
Adjusted EBITDA(5)	23,881	33,330	6,391	9,418
Production costs(5)	10,114	20,690	5,654	6,040

(1) Amounts previously reported have been updated to reflect the impact of the immaterial correction disclosed in Note 1 to the unaudited interim financial statements as of and for the six months ended June 30, 2016 and 2015 and in Note 1 to the audited financial statements as of and for the years ended December 31, 2015 and 2014.

(2) Pro forma basic net income (loss) per share of common stock, after giving effect to the 2,200 for 1 stock split to be effected prior to the completion of this offering, would have been $0.23 and $0.34 for the years ended December 31, 2015 and 2014 and $(0.09) and $0.04 for the six months ended June 30, 2016 and 2015.

(3) Pro forma diluted net income (loss) per share of common stock, after giving effect to the 2,200 for 1 stock split to be effected prior to the completion of this offering, would have been $0.19 and $0.29 for the years ended December 31, 2015 and 2014 and $(0.09) and $0.04 for the six months ended June 30, 2016 and 2015.

(4) Negative capital expenditures for the six months ended June 30, 2016 resulted from various deposits received for projects included in construction-in-progress.

(5) For our definitions of the non-GAAP financial measures of Adjusted EBITDA and production costs and reconciliations of Adjusted EBITDA and production costs to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures."

accelerated filer, as defined in the SEC rules, or otherwise ceasing to qualify as an emerging growth company under the JOBS Act. We are evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review. For example, we anticipate the need to hire additional administrative and accounting personnel to conduct our financial reporting.

We believe that the out-of-pocket costs, diversion of management's attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance exceed our current expectations, our results of operations could be adversely affected.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report such material weaknesses, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the stock price of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

The concentration of our capital stock ownership among our largest stockholders and their affiliates will limit your ability to influence corporate matters.

Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares and the exercise after this offering of all outstanding warrants held by certain existing stockholders), Clearlake will beneficially own approximately 37% of our outstanding common stock. After the completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares and the exercise after this offering of all outstanding warrants), our Chief Executive Officer will beneficially own approximately 21% of our outstanding common stock. Consequently, Clearlake and our Chief Executive Officer (each of whom we refer to as a "Principal Stockholder") will continue to have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Additionally, upon consummation of this offering, we will become party to a stockholders agreement pursuant to which, so long as either Principal Stockholder maintains certain beneficial ownership levels of our common stock, each Principal Stockholder will have certain rights, including board of directors and committee designation rights and consent rights, including the right to consent to change in control transactions. For additional information, please read "Certain Relationships and Related Party Transactions—Stockholders Agreement." This concentration of ownership and the rights of our Principal Stockholders under the stockholders agreement, will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial.

Furthermore, conflicts of interest could arise in the future between us, on the one hand, and Clearlake and its affiliates, including its portfolio companies, on the other hand, concerning among other things, potential competitive business activities or business opportunities. Clearlake is a private equity firm in the business of making investments in entities in a variety of industries. As a result, Clearlake's existing and future portfolio companies which it controls may compete with us for investment or business opportunities. These conflicts of interest may not be resolved in our favor.

We have also renounced our interest in certain business opportunities. Please read "—Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities."

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common stock. After this offering, there will be only 10,615,152 publicly traded shares of common stock held by our public common stockholders (12,207,424 shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock). Assuming that the existing stockholders exercise after this offering all outstanding warrants to purchase shares of our common stock, Clearlake will beneficially own 13,295,165 shares of common stock, representing an aggregate 37% of outstanding shares of our common stock (or 12,270,493 shares of common stock, representing an aggregate 34% of outstanding shares of our common stock, if the underwriters exercise in full their option to purchase additional shares of common stock. Assuming that the existing stockholders exercise after this offering all outstanding warrants to purchase shares of our common stock, our Chief Executive Officer will beneficially own 7,612,473 shares of common stock, representing an aggregate 21% of outstanding shares of our common stock (or 7,253,090 shares of common stock, representing an aggregate 20% of outstanding shares of our common stock, if the underwriters exercise in full their option to purchase additional shares of common stock). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common stock and limit the number of investors who are able to buy the common stock.

The initial public offering price for the common stock offered hereby will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. The market price of our common stock may decline below the initial public offering price.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and Clearlake. Under these provisions, neither Clearlake, its affiliates and investment funds, nor any of their respective principals, officers, members, managers and/or employees, including any of the foregoing who serve as our officers or directors, will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. For instance, a director of our company who also serves or is a principal, officer, member, manager and/or employee of Clearlake or any of its affiliates or investment funds may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition and results of operations if attractive corporate opportunities are allocated by Clearlake to itself or its affiliates or investment funds instead of to us. The terms of our amended and restated certificate of incorporation are more fully described in "Description of Capital Stock."

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us the trading price for our common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our common stock and other securities and their trading volume to decline.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

- advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

- provisions that divide our board of directors into three classes of directors, with the classes to be as nearly equal in number as possible;

- provisions that prohibit stockholder action by written consent after the date on which our Principal Stockholders collectively cease to beneficially own at least 50% of the voting power of the outstanding shares of our stock entitled to vote;

- provisions that provide that special meetings of stockholders may be called only by the board of directors or, for so long as a Principal Stockholder continues to beneficially own at least 20% of the voting power of the outstanding shares of our stock, such Principal Stockholder;

- provisions that provide that our stockholders may only amend our certificate of incorporation or bylaws with the approval of at least 66 2/3% of the voting power of the outstanding shares of our stock entitled to vote, or for so long as our Principal Stockholders collectively continue to beneficially own at least 50% of the voting power of the outstanding shares of our stock entitled to vote, with the approval of a majority of the voting power of the outstanding shares of our stock entitled to vote;

- provisions that provide that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

- provisions that establish advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Investors in this offering will experience immediate and substantial dilution of $12.05 per share.

Based on an assumed initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $12.05 per share in the net tangible book value per share of common stock from the initial public offering price, and our historical and as adjusted net tangible book value as of June 30, 2016 would be $4.45 per share. Please read "Dilution."

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use a portion of the net proceeds from this offering to redeem all the outstanding shares of our preferred stock, to repay the outstanding indebtedness under our existing revolving credit facility, which will be terminated, and the remaining net proceeds for general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends on our common stock, and our debt agreements place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, we expect the new revolving credit facility that we are in the process of negotiating will place certain restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and the sale or issuance of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have outstanding 31,638,712 shares of common stock. Following the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, Clearlake will beneficially own 13,295,165 shares of our common stock, or approximately 37% (assuming all of the outstanding warrants held by our existing stockholders are exercised) of our total outstanding shares. Following the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, our Chief Executive Officer will beneficially own 7,612,473 shares of our common stock, or approximately 21% (assuming the exercise after this offering of all outstanding warrants) of our total outstanding shares. All of the shares beneficially owned by Clearlake and our Chief Executive Officer are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting," but may be sold into the market in the future. Please read "Shares Eligible for Future Sale."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plans. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. In addition, the issuance of shares of common stock upon the exercise of our outstanding warrants could result in substantial dilution to the interests of other stockholders. Please read "Description of Capital Stock—Outstanding Warrants." We expect that warrants to purchase shares of our common stock held by certain of our existing stockholders will become exercisable shortly after the completion of this offering. Assuming all warrants are exercised, we will have 35,637,609 shares of common stock outstanding.

Additionally, we have agreed to provide certain registration rights for the sale of common stock by certain existing stockholders prior to this offering, including the selling stockholders, in the future. The sale of these shares could have an adverse impact on the price of our common stock or on any trading market that may develop. See "Shares Eligible for Future Sale."

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in

USE OF PROCEEDS

We expect to receive approximately $138.6 million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use a portion of the net proceeds from this offering to redeem all of our outstanding Preferred Stock, to repay the outstanding indebtedness under our existing revolving credit facility, which will be terminated, and the remaining net proceeds for general corporate purposes.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including pursuant to any exercise by the underwriters of their option to purchase additional shares of our common stock from the selling stockholders. The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 1,592,273 additional shares of our common stock. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling stockholders.

The following table illustrates our anticipated use of the net proceeds from this offering:

Sources of Funds		Use of Funds	
	(In millions)		
Net proceeds from this offering..............	$138.6	Redemption of Preferred Stock............	$ 40.3
		Repayment of outstanding borrowings under our existing revolving credit facility	57.0
		General corporate purposes	41.3
Total sources of funds	$138.6	Total uses of funds.......................	$138.6

Our existing revolving credit facility has restrictions on our ability to make interest or principal payments on the Preferred Stock. As of June 30, 2016, we had $58.0 million of outstanding borrowings and $3.5 million of letters of credit outstanding under our existing revolving credit facility. Our existing revolving credit facility matures March 28, 2019 and bears interest at a variable rate. At June 30, 2016, the weighted average interest rate on borrowings under our existing revolving credit facility was 4.47%. We also pay a commitment fee on unused amounts of our revolving credit facility of 37.5 basis points. The outstanding borrowings under our existing revolving credit facility were incurred primarily to fund a portion of our 2014 and 2015 capital expenditures. In connection with the completion of this offering, we expect to terminate our existing revolving credit facility.

A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $8.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we would use the additional net proceeds to fund our 2017 and 2018 capital expenditures or for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we would first reduce by a corresponding amount the net proceeds directed to general corporate purposes and then, if necessary, the net proceeds directed to repay outstanding borrowings under our existing revolving credit facility.

STOCK SPLIT

We will effect a 2,200 for 1 stock split prior to the completion of this offering. The stock split will affect all of our stockholders uniformly and will not affect any stockholder's percentage ownership interest in us. Unless otherwise indicated, and other than the consolidated financial statements and the related notes included elsewhere in this prospectus, information presented in this prospectus is adjusted to reflect our 2,200 for 1 stock split.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, we expect that the new revolving credit facility that we are in the process of negotiating will place restrictions on our ability to pay cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016:

- on a historical basis; and

- on an as adjusted basis to reflect this offering and the application of the net proceeds from this offering as described under "Use of Proceeds."

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes and the unaudited pro forma condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical actual share amounts presented in the table below are not adjusted to reflect our 2,200 for 1 stock split that will occur prior to the completion of this offering.

| | As of June 30, 2016 | |
| | Historical | As Adjusted(1) |
	(in millions, except share data)	
Cash and cash equivalents.	$ 1.9	$ 45.4
Long-term debt:		
Revolving credit facility(2).	$57.2	$ —
Equipment financing obligations	0.7	0.7
Notes payable	0.3	0.3
Total long-term debt (net of current maturities).	$58.2	$ 1.0
Stockholders' equity:		
Redeemable Series A Preferred Stock ($0.001 par value; 100,000 shares authorized, 38,266 issued and outstanding, actual; and zero shares authorized, zero shares issued and outstanding, as adjusted)(2).	37.9	—
Preferred stock ($0.001 par value; zero shares authorized, issued and outstanding, actual; and 10,000,000 shares authorized, zero shares issued and outstanding, as adjusted).	—	—
Common stock ($0.001 par value; 15,000 shares authorized, 10,077 issued and outstanding, actual; and 350,000,000 shares authorized, 31,638,712 shares issued and outstanding, as adjusted)(3)	—	—
Treasury stock (at cost; 18.0 shares, actual; 39,600 shares, as adjusted)	(0.2)	(0.2)
Additional paid-in capital	4.6	143.2
Accumulated deficit	(2.3)	(2.3)
Total stockholders' equity	$40.0	140.7
Total Capitalization	$98.2	141.7

---

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total stockholder's equity and total capitalization each by approximately $16.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total stockholders' equity and total capitalization each by approximately $26.5 million, after deducting the estimated underwriting discounts and commissions payable by us.

(2) As of June 30, 2016, there was approximately $58.0 million (including net debt discount of $0.8 million) outstanding under our existing revolving credit facility as well as $0.2 million of accrued interest included in accrued expenses in the consolidated balance sheet. In connection with the completion of this offering, we will (i) repay in full outstanding borrowings under the revolving credit facility and (ii) redeem in full our Preferred Stock. Please read "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities—Our Credit Facility and Other Arrangements—Revolving Credit Facility."

(3) Excludes 3,998,896 shares issuable upon the exercise of outstanding warrants held by certain of our existing stockholders that we expect to be exercisable shortly after the completion of this offering.

The following table presents the pro forma adjustments to net income (loss) and net income (loss) per share had the (i) repayment of the full outstanding borrowings under our revolving credit facility and (ii) redemption in full of our Preferred Stock occurred as of January 1, 2015 and January 1, 2016, respectively. Adjustments to net income (loss) for the year ended December 31, 2015 and for the six months ended June 30, 2016 include (i) $1.8 million and $1.3 million related to removal of interest expense on our revolving credit facility; (ii) $5.1 million and $3.1 million related to removal of interest expense on our Preferred Stock; (iii) $1.6 million and $0.8 million loss on extinguishment of debt due to the accelerated accretion of Preferred Stock transaction costs; and (iv) $0.7 million and $0.5 million income tax expense, respectively.

	December 31, 2015	June 30, 2016
	(in thousands, except per share data)	
Net income (loss)	$ 4,990	$ (1,967)
Proforma adjustments	4,553	3,088
Proforma net income	$ 9,543	$ 1,121
Net income (loss) per share, basic	$496.42	$(195.20)
Proforma adjustments per share, basic	453.03	306.46
Proforma net income per share, basic	$949.45	$ 111.26
Net income (loss) per share, diluted	$415.83	$(195.20)
Proforma adjustments per share, diluted	379.49	288.51
Proforma net income per share, diluted	$795.32	$ 93.31

The information presented above assumes no exercise of the option to purchase additional shares by the underwriters. The table does not reflect shares of common stock reserved for issuance under our 2016 Plan, which we plan to adopt in connection with this offering, or upon exercise of outstanding warrants.

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our common stock for accounting purposes. Our net tangible book value as of June 30, 2016 was approximately $2.1 million, or $0.09 per share.

As adjusted net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by our shares of common stock that will be outstanding immediately prior to the closing of this offering. Assuming an initial public offering price of $16.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), our adjusted net tangible book value as of June 30, 2016 would have been approximately $140.7 million, or $4.45 per share. This represents an immediate increase in the net tangible book value of $138.6 per share to our existing stockholders and an immediate dilution to new investors purchasing shares in this offering of $4.45 per share, resulting from the difference between the offering price and the as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share..		$16.50
Net tangible book value per share as of June 30, 2016	$0.09	
Increase per share attributable to new investors in this offering	$4.36	
As adjusted net tangible book value per share (after giving effect to this offering)		$ 4.45
Dilution in net tangible book value per share to new investors in this offering.................		$12.05

A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value per share after the offering by $0.34 and increase (decrease) the dilution to new investors in this offering by $0.66 per share, assuming the number of shares offered by us, as   set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted basis as of June 30, 2016, the total number of shares of common stock owned by existing stockholders and to be owned by new investors at $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the total consideration paid and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $16.50, the midpoint of the price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing stockholders(1)	21,023,560	66%	$ 1,675,000	1%	$ 0.08
New investors in this offering.....................	10,615,152	34	175,150,008	99%	16.50
Total	31,638,712	100%	$176,825,000	100%	$ 5.65

(1) The number of shares disclosed for the existing stockholders includes 1,592,273 shares that may be sold by the selling stockholder in this offering pursuant to any exercise of the underwriters' option to purchase additional shares of common stock.

The calculations above are based on 31,638,712 shares outstanding after the completion of this offering and exclude 3,998,896 shares issuable upon the exercise of outstanding warrants held by certain of our existing stockholders that we expect to be exercisable shortly after the completion of this offering. To the extent that any outstanding warrants are exercised, there will be further dilution to investors participating in this offering.

	Year Ended December 31,		Six Months Ended June 30,	
	2015	2014	2016	2015
			(unaudited) (in thousands)	(unaudited)

Other Data:

Capital expenditures(4)	$ 28,102	$ 34,719	$ (1,365)	$ 22,624
Adjusted EBITDA(5)	23,881	33,330	6,391	9,418
Production costs(5)	10,114	20,690	5,654	6,040

(1) Amounts previously reported have been updated to reflect the impacts of the immaterial correction disclosed in Note 1 to the unaudited interim financial statements as of and for the six months ended June 30, 2016 and 2015, and in Note 1 to the audited financial statements as of and for the years ended December 31, 2015 and 2014.

(2) Pro forma basic net income (loss) per share of common stock, after giving effect to the 2,200 for 1 stock split to be effected prior to the completion of this offering, would have been $0.23 and $0.34 for the years ended December 31, 2015 and 2014 and $(0.09) and $0.04 for the six months ended June 30, 2016 and 2015.

(3) Pro forma diluted net income (loss) per share of common stock, after giving effect to the 2,200 for 1 stock split to be effected prior to the completion of this offering, would have been $0.19 and $0.29 for the years ended December 31, 2015 and 2014 and $(0.09) and $0.04 for the six months ended June 30, 2016 and 2015.

(4) Negative capital expenditures for the six months ended June 30, 2016 resulted from various deposits received for projects included in construction-in-progress.

(5) For our definitions of the non-GAAP financial measures of Adjusted EBITDA and production costs and reconciliations of Adjusted EBITDA and production costs to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

yields lower operating and transportation costs compared to manifest train or single-unit train facilities as a result of our higher rail car utilization, more efficient use of locomotive power and more predictable movement of product between mine and destination. In addition, we have recently constructed a transload facility on a Class I rail line owned by Union Pacific in Byron Township, Wisconsin, approximately 3.5 miles from the Oakdale facility. This transload facility allows us to ship sand directly to our customers on more than one Class I rail carrier. This facility commenced operations in June 2016 and provides increased delivery options for our customers, greater competition among our rail carriers and potentially lower freight costs. With the addition of this transload facility, we believe we are the only mine in Wisconsin with dual served railroad shipment capabilities on the Canadian Pacific and Union Pacific rail networks. Our Hixton site is also located adjacent to a Class I rail line.

- *Significant organic growth potential.* We believe that we have a significant pipeline of attractive opportunities to expand our sales volumes and our production capacity at our Oakdale facility, which commenced commercial operations in July 2012 and was expanded to 3.3 million tons of annual processing capacity in September 2015. We currently have one wet plant and one dryer in storage at Oakdale that would allow us to increase our annual processing capacity to approximately 4.4 million tons should market demand increase sufficiently to warrant capacity expansion. We believe these units could be installed and operational in approximately six to nine months from commencement of construction. We believe, under current regulations and permitting requirements, that we can ultimately expand our annual production capacity at Oakdale of up to 9 million tons. Other growth opportunities include the ability to expand our Byron Township transload facility to handle multiple unit trains simultaneously and to invest in transload facilities located in the shale operating basins. Investments in additional rail loading facilities should enable us to provide more competitive transportation costs and allow us to offer additional pricing and delivery options to our customers. We also have opportunities to expand our sales into the industrial sand market which would provide us the opportunity to diversify our customer base and sales product mix.

  Additionally, as of July 31, 2016, we have approximately 2.1 million tons of washed raw frac sand inventory at our Oakdale facility available to be processed through our dryers and sold in the market. This inventory of available washed raw frac sand provides us with the ability to quickly meet changing market demand and strategically sell sand on a spot basis to expand our market share of raw frac sand sales if market conditions are favorable.

- *Strong balance sheet and financial flexibility.* We believe that as a public company we will have a strong balance sheet and ample liquidity to pursue our growth initiatives. At the closing of this offering, we expect to have approximately $45 million in liquidity from cash on hand. In addition, in connection with the repayment in full and retirement of our existing credit facility with a portion of the proceeds of this offering, we are in the process of negotiating a new $40 to 50 million revolving credit facility, which we expect will be effective at or shortly after the completion of this offering. Additionally, unlike some of our peers, we have minimal exposure to unutilized rail cars. We currently have 855 rail cars under long-term leases of which 710 are currently rented to our customers, which minimizes our exposure to storage and leasing expense for rail cars that are currently not being utilized for sand shipment and provides us greater flexibility in managing our transportation costs prospectively.

- *Focus on safety and environmental stewardship.* We are committed to maintaining a culture that prioritizes safety, the environment and our relationship with the communities in which we operate. In August 2014, we were accepted as a "Tier 1" participant in Wisconsin's voluntary "Green Tier" program, which encourages, recognizes and rewards companies for voluntarily exceeding environmental, health and safety legal requirements. In addition, we committed to certification under ISO standards and, in April 2016, we received ISO 9001 and ISO 14001 registrations for our quality management system and environmental management system programs, respectively. We believe that our commitment to safety, the environment and the communities in which we operate is critical to the success of our business. We are one of a select group of companies who are members of the Wisconsin Industrial Sand Association, which promotes safe and environmentally responsible sand mining standards.

- *Pursuing accretive acquisitions and greenfield opportunities*. At the closing of this offering, we expect to have approximately $45 million of liquidity in the form of cash on hand and anticipate entering into a new $40 to 50 million revolving credit facility with third-party lenders at or shortly after the completion of this offering. We believe this level of liquidity will position us to pursue strategic acquisitions to increase our scale of operations and our logistical capabilities as well as to potentially diversify our mining and production operations into locations other than our current Oakdale and Hixton locations. We may also grow by developing low-cost greenfield projects, where we can capitalize on our technical knowledge of geology, mining and processing.

- *Maintaining financial strength and flexibility*. We plan to pursue a disciplined financial policy to maintain financial strength and flexibility. We believe that our cash on hand, expected borrowing capacity and ability to access debt and equity capital markets after this offering will provide us with the financial flexibility necessary to achieve our organic expansion and acquisition strategy.

Our Assets and Operations

Overview

Our Oakdale facility is purpose-built to exploit the reserve profile in place and produce high-quality raw frac sand. Unlike some of our competitors, our mine, processing plants and primary rail loading facilities are in one location, which eliminates the need for us to truck sand on public roads between the mine and the production facility or between wet and dry processing facilities. Our on-site transportation assets include approximately seven miles of rail track in a double-loop configuration and three rail car loading facilities that are connected to a Class I rail line owned by Canadian Pacific, which enables us to simultaneously accommodate multiple unit trains and significantly increases our efficiency in meeting our customers' raw frac sand transportation needs. We ship a substantial portion of our sand volumes (approximately 56% from April 1, 2016 to July 31, 2016) in unit train shipments through rail cars that our customers own or lease and deliver to our facility. We believe that we are one of the few raw frac sand producers with a facility custom-designed for the specific purpose of delivering raw frac sand to all of the major U.S. oil and natural gas producing basins by an on-site rail facility that can simultaneously accommodate multiple unit trains. Our ability to handle multiple rail car sets allows for the efficient transition of locomotives from empty inbound trains to fully loaded outbound trains at our facility.

We believe our customized on-site logistical configuration yields lower overall operating and transportation costs compared to manifest train or single-unit train facilities as a result of our higher rail car utilization, more efficient use of locomotive power and more predictable movement of product between mine and destination. Unit train operations such as ours can double or triple the average number of loads that a rail car carries per year reducing the number of rail cars needed to support our operations thus limiting our exposure to unutilized rail cars and the corresponding storage and lease expense. We believe that our Oakdale facility's connection to the Canadian Pacific rail network, combined with our unit train logistics capabilities, will provide us enhanced flexibility to serve customers located in shale plays throughout North America. In addition, we have invested in a transloading facility on the Union Pacific rail network in Byron Township, Wisconsin, approximately 3.5 miles from our Oakdale facility. This facility is operational and provides us with the ability to ship directly on the Union Pacific network to locations in the major operating basins in the Western and Southwestern United States, which should facilitate more competitive pricing among our rail carriers. With the addition of this transload facility, we believe we are the only raw frac sand mine in Wisconsin with dual served railroad shipment capabilities on the Canadian Pacific and Union Pacific, which should provide us more competitive logistics options to the market relative to other Wisconsin based sand mining and production facilities.

In addition to the Oakdale facility, our Hixton site consists of approximately 959 acres in Jackson County, Wisconsin. The Hixton site is fully permitted to initiate operations and is available for future development. As of August 2014, our Hixton site had approximately 100 million tons of proven recoverable sand reserves. This location is located on a Class I rail line, the Canadian National.

misappropriation or embezzlement, or any felony or crime of moral turpitude, (iii) willful material violation of a policy which is directly and materially injurious to the company or (iv) executive's material breach of the employment agreement; in the case of items (i), (iii) or (iv), subject to notice and a 30-day cure period. "Good reason" is generally defined as (i) material diminution by the company of executive's authority, duties and responsibilities, which change would cause executive's position to become one of less responsibility, importance and scope or (ii) material reduction by the company of base salary, unless such reduction is a result of a reduction of salaries to all employees and is no greater than the average of the salary reductions imposed on other employees; in each case, subject to notice and a 30-day cure period.

Benefits Upon a Change in Control

The agreements governing Messrs. Beckelman's and Kiszka's restricted shares provide for full accelerated vesting of any unvested portion of the award in connection with a change in control.

Incentive Compensation Plans

The following summarizes the material terms of the incentive compensation plans in which our employees, including the NEOs, participate.

2016 Omnibus Incentive Plan

In connection with this offering, we intend to adopt and ask our stockholders to approve the 2016 Omnibus Incentive Plan, or the 2016 Plan, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, retain and motivate the persons who make important contributions to our company. The material terms of the 2016 Plan are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2016 Plan. The 2016 Plan will be administered by the compensation committee of the board of directors, which may delegate its duties and responsibilities to one or more officers, agents or advisors as provided in the 2016 Plan (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2016 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws, or a sub-committee thereof or any other committee designated by the board of directors. The plan administrator will have the authority to take all actions and make all determinations under the 2016 Plan, to interpret the 2016 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2016 Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2016 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2016 Plan.

Shares Available for Awards

The aggregate number of shares of our common stock that will initially be available for issuance under the 2016 Plan is equal to the sum of (i) 3,563,762 shares and (ii) any shares of common stock which as of the effective date of the 2016 Plan are subject to awards granted under the 2012 Plan that are forfeited, expire or otherwise terminate without the issuance of shares. No more than 3,563,762 shares of common stock may be issued under the 2016 Plan upon the exercise of incentive stock options.

If an award under the 2016 Plan or the 2012 Plan expires, lapses or is terminated, exchanged for cash, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2016 Plan. Any shares of common stock repurchased on the open market using the proceeds from the exercise of an award under the 2016 Plan will not increase the number of shares available under the 2016 Plan.

Outstanding Equity Awards at December 31, 2015

The following table sets forth the outstanding equity awards held by our NEOs as of December 31, 2015.

	Stock awards	
Name	Number of shares that have not vested (#)	Market value of shares that have not vested ($)(3)
Charles E. Young.	—	—
Lee E. Beckelman	57,200(1)	220,064
Robert Kiszka.	61,600(2)	236,992

(1) The restricted shares vest in substantially equal installments on each of August 11, 2016, 2017 and 2018, subject to Mr. Beckelman's continued employment on the applicable vesting date and accelerated vesting upon a change in control.

(2) The restricted shares vest in substantially equal installments on June 10, 2016, 2017, 2018 and 2019, subject to Mr. Kiszka's continued employment on the applicable vesting date and accelerated vesting upon a change in control.

(3) Amount shown is based on the fair value of our common stock as of December 31, 2015, as determined by a third party valuation firm.

Executive Employment Agreements

We have entered into employment agreements with each of Messrs. Young and Kiszka. Certain key terms of these agreements are described below. We have not entered into a current employment agreement with Mr. Beckelman.

Messrs. Young and Kiszka

We entered into employment agreements with Messrs. Young and Kiszka in September 2011, and these agreements were amended in 2014. As amended, Mr. Young's employment agreement is for a term that will end on May 15, 2017, and Mr. Kiszka's employment agreement was for an initial term that expired on May 15, 2016, but has renewed for at least one additional year. The agreements automatically renew for successive one-year periods unless thirty (30) days' notice of non-renewal is delivered by either party. The agreements entitle the executives to an annual base salary, an annual bonus and participation in the benefit plans maintained by us from time to time.

If the employment of Messrs. Young or Kiszka terminates due to death or disability, then he or his estate, as applicable, will be entitled to receive an amount equal to six months of base salary, payable in monthly installments until the earlier to occur of (i) six months following the date of death or termination due to disability or (ii) February of the calendar year immediately following the year of death or termination due to disability, with the remaining amount payable in a lump sum. If the employment of Messrs. Young or Kiszka is terminated by us without cause or he resigns for good reason, then he will be entitled to receive an amount equal to 12 months of base salary, payable in monthly installments until the earlier to occur of (i) 12 months or (ii) February of the calendar year immediately following the year of termination, with the remaining amount payable in a lump sum. Receipt of payments upon termination due to disability, by us without cause or due to resignation for good reason is conditioned upon Messrs. Young and Kiszka signing a release of claims in our favor. In addition, Messrs. Young and Kiszka are subject to a 12-month non-competition and non-solicitation period following termination of employment for any reason.

For purposes of the employment agreements, "cause" is generally defined as (i) repeated failure by the executive to perform his duties, (ii) executive's conviction or entry of a plea of nolo contendere for fraud, remain in effect until the day before the tenth anniversary of the date it was initially approved by our board of directors, unless earlier terminated by our board of directors. No awards may be granted under the 2016 Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as expressly provided in the 2016 Plan or in an award agreement, awards under the 2016 Plan are generally non-transferrable, except by will or the laws of descent and distribution and are generally exercisable only by the participant. With regard to exercise price obligations arising in connection with the exercise of options under the 2016 Plan, such amounts must be paid in cash (including check, bank draft or money order), except that the plan administrator may allow such payments to be made by tender of a broker exercise notice, tender of previously acquired shares of our common stock, net exercise, a combination of such methods or any other method approved by the plan administrator. With regard to tax withholding obligations arising in connection with awards under the 2016 Plan, the plan administrator may permit or require such withholding obligations to be satisfied through the withholding of shares underlying an award, tender of previously acquired shares, delivery of a broker exercise notice, or a combination of such methods.

2012 Plan

Our board of directors and stockholders have approved the 2012 Plan, under which we have granted shares of restricted stock. We previously reserved a total of 880,000 shares of our common stock for issuance under the 2012 Plan.

Following the effectiveness of the 2016 Plan, we will not make any further grants under the 2012 Plan. However, the 2012 Plan will continue to govern the terms and conditions of outstanding awards granted under it. Shares of our common stock subject to awards granted under the 2012 Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2016 Plan are not issued under the 2012 Plan will be available for issuance under the 2016 Plan.

Administration

The 2012 Plan is administered by our board of directors, or a committee of the board to the extent the board has delegated its authority under the 2012 Plan to a committee. The board has authority to issue awards under the 2012 Plan; to adopt, alter and repeal administrative rules, guidelines and practices governing the 2012 Plan; to establish the terms of awards granted under the 2012 Plan; to interpret the terms of the 2012 Plan and any awards granted thereunder; and to otherwise supervise the administration of the 2012 Plan. The board may correct any defect, supply any omission or reconcile any inconsistency in the 2012 Plan or in any outstanding award in the manner and to the extent it deems necessary to carry out the intent of the 2012 Plan. Following the effectiveness of this offering, we expect that the board of directors will delegate its general administrative authority under the 2012 Plan to its compensation committee.

Types of Awards

The 2012 Plan provides for the grant of stock options and restricted stock awards to employees, consultants and directors or other service providers of the company or its affiliates. As of the date of this prospectus, awards of restricted stock are outstanding under the 2012 Plan.

Certain Transactions

In the event of certain events or transactions affecting our common stock, including a recapitalization, stock split or combination, or stock dividend, the 2012 Plan and outstanding awards may be adjusted with respect to the number, type and issuer of securities, as determined by the board of directors. In the event of a change in control, the board may take one or more of the following actions in its discretion: (i) cause any or all outstanding awards to become vested or non-forfeitable, in whole or in part; (ii) cancel any award in exchange for an award in the successor corporation; or (iii) cancel outstanding awards for cash or other consideration.

Amendment and Termination

The board of directors may amend, alter or terminate the 2012 Plan at any time, provided that, except with respect to actions that may be taken by the board in connection with a change in control as described above, no alteration, amendment or discontinuation of the 2012 Plan may impair the rights of a holder of an outstanding award without the holder's consent. Any amendment that increases the total number of shares reserved for issuance under the 2012 Plan or changes the persons or class of persons eligible to receive awards under the 2012 Plan must be approved by our stockholders.

2016 Employee Stock Purchase Plan

In connection with this offering, we intend to adopt and ask our stockholders to approve the 2016 Employee Stock Purchase Plan, or the 2016 ESPP. The material terms of the 2016 ESPP are summarized below.

Shares available for Awards; Administration

A total of 3,563,762 shares of our common stock are initially reserved for issuance under the 2016 ESPP and no more than 3,563,762 shares of our common stock may be issued on each purchase date under the 2016 ESPP. The number of shares available for issuance under the 2016 ESPP is subject to adjustment in certain events, as described below.

The compensation committee of our board of directors, or a subcommittee thereof, has authority to interpret the terms of the 2016 ESPP and determine the eligibility of participants. The compensation committee may delegate its duties, power and authority under the 2016 ESPP to any officers of the company in accordance with the terms of the 2016 ESPP.

Eligibility

Our employees are eligible to participate in the 2016 ESPP if they are customarily employed by us or a participating subsidiary for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our 2016 ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

Grant of Rights

The 2016 ESPP is intended to qualify under Section 423 of the Code and stock will be offered under the 2016 ESPP during offering periods. The length of the offering periods under the 2016 ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the 2016 ESPP are initially intended to continue for six months and will commence on January 1 and July 1 of each year, except that the first offering period under the 2016 ESPP will commence and terminate when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

Director Compensation

The table below sets forth the compensation paid to our non-employee directors for their service on our board of directors during 2015.

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)	All other compensation ($)(2)	Total ($)
José E. Feliciano(3)	60,000	—	—	60,000
Colin Leonard(3)	60,000	—	—	60,000
Timothy J. Pawlenty(4)	60,000	—	—	60,000
Tracy Robinson(4)	60,000	177,324	—	237,324
Sharon Spurlin(4)	60,000	177,324	—	237,324
Andrew Speaker(5)	200,000	—	7,308	207,308

(1) Amount shown represents the grant date fair value of shares of restricted stock granted in 2015.
(2) Amount shown represents our contributions to Mr. Speaker's 401(k) Plan account in 2015.
(3) These directors are employed by Clearlake and, pursuant to arrangements with Clearlake, amounts shown are paid to Clearlake at the direction of the directors.
(4) As of December 31, 2015, Mr. Pawlenty held 6,600 unvested shares of our restricted stock and Ms. Robinson and Ms. Spurlin each held 22,000 unvested shares of our restricted stock.
(5) Effective as of January 1, 2016, Mr. Speaker's annual board retainer fee was reduced to $100,000.

In connection with this offering, we intend to adopt a director compensation policy pursuant to which directors who are not officers, employees or paid consultants or advisors of us, may receive a combination of cash and equity-based awards under our 2016 Plan as compensation for their services on our board of directors. Such directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. Officers, employees or paid consultants or advisors of us who also serve as directors will not receive additional compensation for their service as directors. All directors will be indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock that, upon the consummation of this offering, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

- each of our directors;

- each of our named executive officers;

- all of our directors and executive officers as a group; and

- the selling stockholders.

The amounts and percentage of shares of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Information presented in the table below is adjusted to reflect our 2,200 for 1 stock split that will occur prior to the completion of this offering.

Name of Beneficial Owner(1)	Shares Beneficially Owned Before this Offering		Number of shares of common stock offered if the underwriters' option to purchase additional shares is not exercised	Number of shares of common stock offered if the underwriters' option to purchase additional shares is exercised in full	Shares Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters' Over-Allotment Option)		Shares Beneficially Owned After this Offering (Assuming the Underwriters' Over-Allotment Option is Exercised in Full)	
	Number	Percentage			Number	Percentage	Number	Percentage
Clearlake Capital Partners II (Master), L.P.(2)	14,270,208	63.3%	975,042	1,999,714	13,295,165	42.0%	12,270,493	38.8%
Keystone Cranberry, LLC(3)	7,604,283	28.7%	341,977	701,361	7,262,306	20.4%	6,902,922	19.4%
Directors/Named Executive Officers								
Charles E. Young(4)	7,954,451	30.0%	341,977	701,361	7,612,473	21.4%	7,253,090	20.4%
Lee Beckelman	38,500	*	2,631	5,395	35,869	*	33,105	*
Robert Kiszka(5)	607,420	2.3%	27,842	57,100	579,578	1.6%	550,320	1.5%
José E. Feliciano(2)	14,270,208	63.3%	975,042	1,999,714	13,295,165	42.0%	12,270,493	38.8%
Colin Leonard	—	—	—	—	—	—	—	—
Timothy J. Pawlenty	60,793	*	4,154	8,519	56,639	*	52,274	*
Andrew Speaker(6)	1,490,834	5.6%	60,879	124,858	1,429,955	4.0%	1,365,976	3.8%
Sharon Spurlin	11,000	*	752	1,541	10,248	*	9,459	*
Tracy Robinson	11,000	*	—	—	11,000	*	11,000	*
All Directors and Executive Officers as a group (12 persons)	24,486,401	92.3%	1,416,160	2,904,402	23,070,241	64.7%	21,581,999	60.6%
Other Selling Stockholders								
Speaker Children 2012 Irrevocable Trusts(7)	264,000	1.2%	18,038	36,995	245,962	*	227,005	*
Frank Porcelli(8)	1,754,834	6.6%	78,918	161,853	1,675,916	4.7%	1,592,982	4.5%
F. Philip Handy(9)	29,792	*	2,036	4,175	27,757	*	25,618	*
William John Young	20,259	*	1,384	2,839	18,874	*	17,420	*
Susan Neumann	10,891	*	744	1,526	10,147	*	9,365	*
Ronald P. Whelan	11,045	*	755	1,548	10,290	*	9,497	*

*   Less than 1%.

(1)   Unless otherwise indicated, the address for all beneficial owners in this table is c/o Smart Sand, Inc., 24 Waterway Avenue, Suite 350, The Woodlands, Texas 77380.

(2)   Represents shares held of record by Clearlake Capital Partners II (Master), L.P., a Delaware limited partnership ("CCPII"). CCPII is managed by Clearlake Capital Management II, L.P., a Delaware limited partnership ("CCMII"). CCMII's general partner is Clearlake Capital Group, L.P., whose general partner is CCG Operations, L.L.C., a Delaware limited liability company ("CCG Ops"). CCPII's general partner is Clearlake Capital Partners II GP, L.P., a Delaware limited partnership ("CCPII GP"). CCPII GP's general partner is Clearlake Capital Partners, LLC, a Delaware limited liability company ("CCP"). CCP's managing member is CCG Ops. José E. Feliciano and Behdad Eghbali are managers of CCG Ops and may be deemed to share voting and dispositive power of the shares held of record by CCPII. The address of Messrs. Feliciano and Eghbali and the entities named in this footnote is c/o Clearlake Capital Group, 233 Wilshire Blvd, Suite 800, Santa Monica, CA 90401.

(3)   Charles E. Young owns approximately 86% of the membership interests in Keystone Cranberry, LLC, is the sole managing member and has sole voting and investment power over the shares held by Keystone Cranberry, LLC.

(4)   Includes 2,600,000 shares that may be purchased upon the exercise of outstanding warrants that the company expects to be exercisable within 60 days of the date of this prospectus. All shares are held by Keystone Cranberry, LLC, a Pennsylvania limited liability company. Mr. Young owns approximately 86% of the membership interests in Keystone Cranberry, LLC, is the sole managing member and has sole voting and investment power over the shares held by Keystone Cranberry, LLC. Also includes 350,167 shares of restricted stock issued under the 2012 Plan as the holders of such shares of restricted stock have executed a proxy in favor of Mr. Young.

(5)   Includes 200,000 shares that may be purchased upon the exercise of outstanding warrants that the company expects to be exercisable within 60 days of the date of this prospectus. Other than 22,475 shares held directly by Mr. Kiszka, all shares are held by BAMK Associates, LLC, a Pennsylvania limited liability company. Mr. Kiszka is the sole member and has sole voting and investment power over the shares held by BAMK Associates, LLC.

(6)   Includes 599,999 shares that may be purchased upon the exercise of outstanding warrants that the company expects to be exercisable within 60 days of the date of this prospectus.

(7)   Includes (i) 88,000 shares held by the Trust for Jessica L. Speaker dated October 18, 2012, (ii) 88,000 shares held by the Trust for Mary J. Speaker dated October 18, 2012, and (iii) 88,000 shares held by the Trust for Thomas A. Speaker dated October 18, 2012 (collectively, the "Speaker Children Trusts"). Joseph Speaker is trustee of the Speaker Children Trusts, and as trustee, Mr. Speaker has sole voting and investment power over the shares held by the Speaker Children Trusts. Mr. Speaker is also the brother of Andrew Speaker, who is the Co-Chairman of our Board of Directors.

(8)   Includes 599,999 shares that may be purchased upon the exercise of outstanding warrants that the company expects to be exercisable within 60 days of the date of this prospectus.

(9)   All shares are held by the Blaine Trust U/A/D dated January 26, 2001 (the "Blaine Trust"). Given the revocable nature of the Blaine Trust, Mr. Handy, as settlor and trustee, is deemed to have voting and investment power over the shares held by the Blaine Trust.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Smart Sand, Inc., will consist of 350,000,000 shares of common stock, $0.001 par value per share, of which 31,638,712 shares will be issued and outstanding, and 10,000,000 shares of preferred stock, $0.001 par value per share, of which no shares will be issued and outstanding. Please read "Summary—The Offering."

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Smart Sand, Inc., does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law, our amended and restated certificate of incorporation, amended and restated bylaws, stockholders agreement and the registration rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to the rights of any holders of any outstanding shares or series of preferred stock, holders of common stock are entitled to the payment of dividends when and as declared by our board of directors in accordance with applicable law and to receive other distributions. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no pre-emptive or other subscription rights. Subject to the rights of any holders of any outstanding shares or series of preferred stock, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, our funds and assets, to the extent they may be legally distributed to holders of common stock, shall be distributed among the holders of the then outstanding common stock pro rata in accordance with the number of shares of common stock held by each such holder.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, in accordance with the DGCL and subject to the stockholders agreement, without further stockholder approval, to establish and to issue from time to time one or more series of preferred stock, par value $0.001 per share. Our board of directors is authorized to determine the terms and rights of each such series of preferred stock, including the number of shares, voting rights, if any, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as our board of directors may deem advisable, all to the fullest extent permitted by the DGCL and the stockholders agreement.

Outstanding Warrants

On September 13, 2011, we issued four warrants to purchase an aggregate of 3,998,896 shares of our common stock at an exercise price of $0.00455 per share. The material terms and provisions of our outstanding warrants are summarized below. The following description is subject to, and qualified in its entirety by, the common stock purchase warrants, which are filed as exhibits to the registration statement of which this prospectus is a part.

Term. The warrants (and the right to purchase shares of common stock upon the exercise thereof) terminate upon the earliest to occur of (i) the eight-year anniversary of the issue date (September 13, 2011) and (ii) a change of control (as defined in the warrants) of us.

Exercise Price. The exercise price of the warrants is $0.00455 per whole share of common stock. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, stock issuances, reclassifications or similar events affecting our common stock.

Exercisability. Holders may exercise the warrants, in whole or in part, on and after the earlier of:

(i)   the date upon which we have achieved EBITDA in excess of $76.8 million over the course of any twenty-four month period;

(ii)   (A) the occurrence of a transaction in which our stockholders immediately prior to such transaction do not retain direct or indirect beneficial ownership of at least 60% of the total outstanding shares of our common stock following the transaction and such transaction implies a valuation of our common stock of at least $300 million, or (B) the adoption of a plan relating to the dissolution or liquidation of us; provided that if such transaction is in connection with an initial public offering (as defined in the warrants), then the warrants shall become exercisable following the date described in clause (iii) below; and

(iii) the date immediately following the 20th consecutive trading day on which our common stock is actively traded on a national securities exchange and the aggregate market value of the common stock is at least $300 million for each of the 20 trading days.

We expect the existing stockholders holding warrants to exercise in full the outstanding warrants following this offering pursuant to clause (iii) above.

No Fractional Shares. No fractional shares will be issued upon the exercise of the warrants. As to any fraction of a share that the holder would otherwise be entitled to purchase upon such exercise, we will pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the fair market value of one share of common stock on the date of exercise, as determined in good faith by our board of directors.

Transferability. Except for affiliate transfers (as defined in the warrants), the warrants may not be assigned or transferred by the registered holder without our prior written consent.

Authorized Shares. During the period the warrants are outstanding, we will reserve from our authorized and unissued common stock a sufficient number of shares to provide for the issuance of shares of common stock underlying the warrants upon the exercise of the warrants.

Exchange Listing. The warrants are not listed on any securities exchange.

Fundamental Transactions. In the event of certain fundamental transactions, as described in the warrants and generally including any merger or consolidation with or into another entity in which the Company is not the surviving entity, then upon any subsequent exercise of a warrant the holder shall have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such event.

Right as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder's ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.

117

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of 31,638,712 shares of common stock, after giving effect to the 2,200 for 1 stock split of our common stock that we will effect prior to the completion of this offering. Of these shares, all of the 10,615,152 shares of common stock to be sold in this offering (or 12,207,424 shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, all of the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and executive officers, the selling stockholders and certain of our principal stockholders will agree not to sell any common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. For a description of these lock-up provisions, please read "Underwriting."

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NASDAQ during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our LTIP. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Warrants

On September 13, 2011, we issued four warrants to purchase an aggregate of 3,998,896 shares of our common stock at an exercise price of $0.00455 per share. During the period the warrants are outstanding, we will reserve from our authorized and unissued common stock a sufficient number of shares to provide for the issuance of shares of common stock underlying the warrants upon the exercise of the warrants. Holders may exercise the warrants, in whole or in part, on and after the earlier of:

(i) the date upon which we have achieved EBITDA in excess of $76.8 million over the course of any twenty-four month period;

(ii) (A) the occurrence of a transaction in which our stockholders immediately prior to such transaction do not retain direct or indirect beneficial ownership of at least 60% of the total outstanding shares of our common stock following the transaction and such transaction implies a valuation of our common stock of at least $300 million, or (B) the adoption of a plan relating to our dissolution or liquidation; and

(iii) the date immediately following the 20th consecutive trading day on which our common stock is actively traded on a national securities exchange and the aggregate market value of the common stock is at least $300 million for each of the 20 trading days.

Please read "Description of Capital Stock—Outstanding Warrants."

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with certain stockholders, including the selling stockholders, pursuant to which we will grant such stockholders and certain of their respective affiliates and transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of common stock owned by such stockholders. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. See "Certain Relationships and Related Transactions—Registration Rights Agreement."

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated   ,   , we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	
Goldman, Sachs & Co.	
Jefferies LLC	
Piper Jaffray & Co.	
Tudor, Pickering, Holt & Co. Securities, Inc..	
Deutsche Bank Securities Inc...	
Total	10,615,152

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults on the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering the representatives and underwriters may change the public offering price and concession and discount to broker/dealers. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The selling stockholders have also granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of   shares from the selling stockholders at the public offering price less underwriting discounts and commissions. The share amounts in the option assume that the public offering price is equal to $ per share (the mid-point of the price range set forth on the cover of this prospectus). To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's underwriting commitment in this offering as indicated in the table at the beginning of this "Underwriting" section.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total	
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us.....................................	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders..................	$	$	$	$

The expenses of this offering that have been paid or are payable by us and the selling stockholders are estimated to be approximately $ million (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $.



smartsand®

Smart Sand, Inc.
10,615,152 Shares

Prospectus

,

Credit Suisse
Goldman, Sachs & Co.

Jefferies
Simmons & Company International
Energy Specialists of Piper Jaffray
Tudor, Pickering, Holt & Co.
Deutsche Bank Securities

Through and including , (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.